White
Knight
Resources Ltd.

02 NOV 21 AM 11:23

02060269

82-2850

News Release
November 13, 2002
NR# 02-10

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") has terminated its investor relations agreement with Gregory Thomas.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

12/19

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com